January 18, 2017

VIA EDGAR CORRESPONDENCE

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:	New Media Investment Group Inc.
Form 10-K for the Fiscal Year Ended December 27, 2015
Filed February 25, 2016
File No. 001-36097

Dear Ms. Raminpour:

On behalf of New Media Investment Group Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 23, 2016, with respect to the above-referenced Form 10-K for the fiscal year ended December 27, 2015 (the “Form 10-K”) as filed on February 25, 2016.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form 10-K.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response.  Unless otherwise indicated, all page references in the responses set forth below are to the Form 10-K.

Management’s Discussion and Analysis, page 75

Non-GAAP Financial Measures, page 99

1.
We note your disclosure in the fifth paragraph under the heading Our Strengths on page 9, that you currently estimate you will have significant free cash flow totaling $115.0 million to $135.0 million in 2016.  Please consider expanding the discussion of this Non- GAAP Financial Measure to also include a reconciliation of free cash flows to the most comparable GAAP measure and disclose how this measure is calculated.  See guidance in Questions No. 102.07 and 102.10 of the Staff’s C&DIs on Non-GAAP Financial Measures.

Response

We respectfully advise the Staff that the Company has discontinued the use of forward looking free cash flow in our Exchange Act periodic reports filed subsequent to the Form 10-K and does not intend to report such forward looking Non-GAAP measure in future Exchange Act periodic reports.

Melissa Raminpour
Securities and Exchange Commission
January 18, 2017

Note 3. Acquisitions and Dispositions, page 121

2.
We note from your disclosure in Note 3 that on December 10, 2015 you sold the Las Vegas Review-Journal for $140 million and recognized a pre-tax gain on the sale of $57 million.  In light of the fact that these assets were acquired in March 2015, please explain to us why you were able to recognize such a significant gain on the sale of these assets. As part of your response, please tell us why you believe these assets were appropriately recorded at fair value at the time of purchase in March 2015.

Response

We respectfully advise the Staff that on March 18, 2015, a wholly owned subsidiary of the Company completed its acquisition of the assets of Stephens Media, LLC (“Stephens Media”), including the Las Vegas Review-Journal and other related publications (“Las Vegas Review-Journal”) and eight other daily papers, twenty-one weekly publications and ten advertising-only publications (“Other Stephens Assets”), for an aggregate purchase price of $110.8 million, including working capital.

ASC 805 requires that identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree be recognized and measured at their acquisition-date fair values (with the limited exceptions discussed in ASC 805-20-25-16).  Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The $110.8 million purchase price was considered fair value because the Company acquired Stephens Media from an independent third party seller and because the transaction was completed through a brokered sale and auction process that included multiple market participants bidding on the assets.  Additionally, there was no indication that the sale process or transaction was not orderly (e.g., a forced liquidation or distressed sale for the seller).

The Company utilized an independent third party valuation service to assist in determining the fair values of certain assets acquired and liabilities assumed in the acquisition of Stephens Media, as described in Note 3 to the Company’s consolidated financial statements included in the Form 10-K.  Additionally, the Company’s valuation process included an assessment of all elements of the acquisition.  As a result, approximately $80.7 million of the net identifiable assets were allocated to the Las Vegas Review-Journal and $20.6 million of the net identifiable assets were allocated to the Other Stephens Assets.  Therefore, as disclosed in Note 3 to the Company’s consolidated financial statements included in the Form 10-K, the amount of consideration transferred exceeded the fair value of the net assets acquired, resulting in approximately $9.5 million of goodwill recognized for the acquisition of Stephens Media, of which $6.4 million was attributed to the Las Vegas Review-Journal. As such, the transaction was not considered a bargain purchase.

After completing the acquisition of Stephens Media, the Company had no intention to sell the assets and was in the process of building a company-wide events business out of the Las Vegas market.  However, the Company was approached by an independent third party buyer based in Las Vegas that was interested in acquiring the Las Vegas Review-Journal.  The buyer had no pre-existing relationship with the Company and made a compelling offer that management determined to be in the best interest of the Company’s shareholders.  Therefore, on December 10, 2015, the Company completed the sale of the Las Vegas Review-Journal for an aggregate sale price of $140 million, plus a working capital adjustment of $1 million. The sale price was driven by the buyer’s significant interest in the Las Vegas market and the Company’s investment in revenue and other initiatives.  As a result of the sale, a pre-tax gain of $57.0 million, net of selling expenses, was included in (gain) loss on sale or disposal of assets.

Melissa Raminpour
Securities and Exchange Commission
January 18, 2017

Note 13. Earnings (Loss) Per Share, page 147

3.	We note that during 2014 and 2015 you issued stock options to the Manager. Please revise your notes to include the disclosures required by ASC 718-10-50-2.

Response

We respectfully advise the Staff that these stock options (the “Stock Options”) were issued to the Manager in connection with its capital raising efforts and services for the Company’s two equity offerings completed in September 2014 and January 2015.

The Stock Options are treated as share based payments to nonemployees pursuant to ASC 505-50.  At the time of issuance, the Stock Options are fully vested and non-forfeitable, and the services associated with the equity issuance have been completed.  As (i) there was only one grant of stock options per year in 2014 and 2015, (ii) no other stock options were issued to the Manager prior to September 2014, and (iii) there have been no exercises, forfeitures or expirations of the Stock Options since their respective issuance, the Company believes the information disclosed in Note 13 to the Company’s consolidated financial statements included in the Form 10-K included all material information necessary to understand the effects of the Stock Options on the Company’s consolidated financial statements in accordance with ASC 505-50-50-1 and ASC 718-10-50-1 through 50-2.  However, we respectfully acknowledge the Staff’s comment and advise the Staff that the Company will, in its future Exchange Act periodic reports, enhance its disclosures to explicitly include the disclosures described in ASC 718-10-50-2, including a notation that the Stock Options were valued using the Black Scholes model and the following tabular information:

	Number of Options	Weighted- Average Grant Date Fair Value	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at December 28, 2014	745,062	$3.98	$15.71
Granted	700,000	$5.92	$21.70
Outstanding at December 27, 2015	1,445,062	$4.92	$18.61	8.90	$2,995

Exercisable at December 27, 2015	629,198		$18.15	8.87	$1,498

Melissa Raminpour
Securities and Exchange Commission
January 18, 2017

Exhibit 32 Certifications

4.
Please revise Exhibit 32.1 and Exhibit 32.2 Certifications to correct in the introductory paragraph the date of the Annual Report being reported on.  In this regard, your certifications refer to the Form 10-K for the fiscal year ended December 28, 2014 rather than the fiscal year ended December 27, 2015.  As such, your Annual Report on Form 10-K for the fiscal year ended December 27, 2015 should be amended in its entirety.  The amended report should include currently dated Exhibit 31 Certifications and revised and currently dated Exhibit 32 Certifications.  We refer you to guidance in the Staff’s Compliance and Disclosure Interpretations (C&DI’s), Question No. 246.14 of Regulation S-K.

Response

We respectfully acknowledge the Staff’s comment and confirm that the Company has filed a Form 10-K/A for the fiscal year ended December 27, 2015 in its entirety, which includes currently dated Exhibit 31 Certifications and revised and currently dated Exhibit 32 Certifications.

If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact Duane McLaughlin, counsel to the Company, at (212) 225-2106.

[Signature Page Follows]

Sincerely,

/s/ Gregory W. Freiberg
Gregory W. Freiberg
Chief Financial Officer

cc:          Duane McLaughlin, Esq., Cleary Gottlieb Steen & Hamilton LLP